May 15, 2023
VIA EDGAR
United States Securities and Exchange Commission
Division of Corporate Finance
Office of Technology
100 F Street, N.E.
Washington, D.C. 20549-7010
Attn:    Claire DeLabar, Staff Accountant
Robert Littlepage, Accountant Branch Chief
Re: Troika Media Group, Inc.
Form 10-KT for the Transition Period Ended December 31, 2022
File No. 001-40329
Ladies and Gentlemen:
On behalf of Troika Media Group, Inc. (the “Company”) we are submitting this letter and the following information in response to the letter, dated May 3, 2023, from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the Company’s Form 10-KT (the “Transition Report”) filed on March 7, 2023.
References to page numbers below pertain to the page numbers in the Form 10-KT. Capitalized terms used herein without definition have the meanings ascribed to them in the Form 10-KT.
Form 10-KT filed March 7, 2023
Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations, page 30
1.Comment: We note on page 3 that the "Converge Acquisition has significantly altered the strategic course of the Company." We also note you have reported expenses related to the discontinuation of certain subsidiary operations as Restructuring and other related charges, and goodwill impairments rather than as Discontinued Operations. In light of the strategic shift in operations, report these operations as well as the operations of Redeem, which were shut down per disclosure on page 35, as discontinued operations pursuant to ASC 205-20 and revise MD&A accordingly, or advise us. In this regard, we note your statement on page 31 that "[t]he Troika and Mission entities had a higher gross margin percentage as compared to Converge." Reporting these operations as discontinued operations would provide the investors with relevant financial information enabling an evaluation of your continuing operations which consists largely of the Converge business.
Response: We are advising that our position of reporting these expenses as Restructuring and other related costs remain. The Company evaluated ASC 205-20 Financial Statement Presentation – Discontinued Operations. Under that guidance a disposal shall be reported in discontinued operations if the disposal represents a strategic shift that will have a major impact on an entity’s operations and financial results. The Troika, Mission, and Redeeem subsidiaries did not have a major impact on the company operations, and management did not consider them to be separate segments or geographic areas in our reported results. The subsidiaries were consolidated, operated within the same geographical areas and provided similar professional services as the Converge business, which are marketing and advertising consultative services. Therefore, the Company concluded that this did not represent a strategic shift in business operations but rather a strategic overhaul in cost reduction, operating efficiencies and establishing a stable baseline for future scalable growth. Further, the Company considered if the abandonment of these subsidiaries had a major effect on the entities’ operations and financial results. We noted that the guidance does not provide any “bright lines” when evaluating the quantitative factors that would represent a strategic shift.  The Company does believe, that these changes will deliver significant future cost savings to the consolidated entity in the form of selling, general and administrative costs as a result of the workforce reductions and excess facilities costs. This discussion on the analysis of the accounting position has been added to Note 5 to the financial statements. Further references to this will refer the reader to this footnote.

The applicable disclosures in the Transition Report have been revised in response to the Staff’s comment. Please see updated disclosures on page F-24 (Note 5 Restructuring Charges), Page F-20 (Note 3 Business Combinations and Dispositions) and pages 30, 31 and 32 of the MD&A of Amendment No. 2 to Form 10-KT/A (“Amendment No. 2”).
Financial Statements
Note 14 – Related Party, page F-29
2.Comment: We note under Item 13. Certain Relationships and Related Person Transactions and Director Independence, in the Form 10-KT/A filed April 14, 2023, the sale of the Mission UK Shares to UVL, a related party. Please fully disclose the details of this related party transaction in Note 14 of your financial statements.
Response: The applicable disclosure in the Transition Report has been revised in response to the Staff’s comment. Please see page F-33 of Amendment No. 2.
Note 15 – Stockholders Equity, page F-30
3.Comment: We note on page F-34 that on December 9, 2022, you determined that the warrant contracts met certain criteria for equity classification. Please expanded the disclosure to detail the criteria that were met both before December 9, 2022 for liability classifications and after December 9, 2022 for equity classification.
Response: The applicable disclosure in the Transition Report has been revised in response to the Staff’s comments. Please see page F-39 of Amendment No. 2.
Note 18 – Stockholders Equity, page F-38

4.Comment: Refer to the Form 10-KT/A filed April 14, 2023 in which you disclose that on April 14, 2023, you entered into a letter agreement with Blue Torch Finance LLC that amends certain sale and refinancing milestones. Please expand the Subsequent Events disclosure in Note 18 on page F-38 to include a detailed description of the amended sale and refinancing milestones and the impact of the amended terms on your operations and liquidity.
Response: The applicable disclosure in the Transition Report has been revised in response to the Staff’s comment. Please see page F-43 of Amendment No. 2.

Please do not hesitate to contact me at (212) 213-0111 with any further questions or comments.

Sincerely,

/s/ Sid Toama

Sid Toama

President and Chief Executive Officer
cc: Maurice M. Lefkort